Exhibit 99.1

TSX & ASX: OYM, OTCQX: OLYMF, & FSX: OP6

NEWS RELEASE

OLYMPUS UPDATES SECOND QUARTER GOLD PRODUCTION AND CHANGES ITS FINANCIAL YEAR-END

Toronto, August 1, 2012-Olympus Pacific Minerals Inc.,
Chief Executive Officer John Seton reports that second quarter calendar year 2012 gold production of 7,839 ounces was lower than projected. At Phuoc Son, ore is now being sourced from two discrete deposits and the lower production resulted from diminished tonnage output during engineering remediation of the Southern Deposit, compounded by higher than expected grade dilution during initial development of the Northern Deposit.

Phuoc Son Update

The Phuoc Son mine is currently producing ore from two discrete deposits, Bai Dat (South Deposit) and Bai Go (North Deposit). These deposits lie about 700m apart. Together they occupy a 2km long strike section of the 5km long Dak Sa shear zone.

Mining of the South Deposit commenced in 2009 and the Company expects to deplete these reserves by March 2013. The production focus is accordingly now shifting to the North Deposit, where underground access commenced in calendar year 2011 and full planned production is expected in the third quarter of the current calendar year.

The need for increased ground support at the South Deposit has been identified, and engineering remediation work has subsequently slowed production from the South Deposit.  The remediation work is scheduled for completion in the third quarter and will allow recovery of high-grade pillars from upper sections of the mine and extraction of residual ore blocks from lower sections of the mine.

At the North Deposit, access to the ore body was initially developed through a peripheral zone of thin and faulted veining. Recovery of ore from this zone was accompanied by higher than expected grade dilution.  Projected access to thick, down-dip vein sections in the third quarter of the current calendar year is expected to allow an increased rate of production through introduction of mechanized cut and fill mining method later this year.

Mill throughput has recently been increased from 500 tons per day (tpd) to as much as 800 tpd without major issue or additional capital cost. Additionally, run of mine grade is also expected to rise as production commences from wide lower vein sections of the North Deposit in the fourth quarter calendar year 2012. The plan below shows the current North Deposit development, relative to planned future expansion.

North Deposit (Bai Go)

The net result is that the Company expects to produce some 60,000 ounces for fiscal year ending June 30, 2013.

Company Strategy

Olympus’ strategy remains one of growth notwithstanding the disappointing second quarter production and expects to expand production and resource estimates over the remainder of the fiscal year. The Company has recently identified several areas where it believes efficiencies can be realized, and will spend the next two months reviewing its operations to:

1.	Optimize gold production in Vietnam; and
2.	Maximize the cash contribution per ounce.

In addition to this, the Company expects to increase and improve the Reserve and Resource Estimates both in East Malaysia and in Vietnam.

Olympus Changes Its Financial Year-End

Olympus Pacific Minerals Inc. announces that the Company’s financial year-end was changed from December 31 to June 30 and the transition financial year was the six months ended June 30, 2012.  Hence, there will be no quarterly report, which would otherwise have been released on or before August 14, 2012.  Instead, the Company’s audited annual financial statements for the six-month period ended June 30, 2012 will be released on or before September 28, 2012.  The change was made to remove delays in completing the audit of the Company’s operations, caused by the Lunar New year holidays throughout the Company’s operating region.

About Olympus

Olympus is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Olympus expects to expand existing gold production capacity in Vietnam over the next two years and is presently in full feasibility at Bau Central in East Malaysia where the company plans to build its third gold processing plant. Olympus also expects annual increases of its attributed gold resources through the exploration of advanced properties having demonstrably large upside potential.

Olympus Pacific Minerals Inc.

John A.G. Seton,
Chief Executive Officer

For further information contact:

James W. Hamilton
Vice President
Investor Relations

Tel:          +1-416-572-2525
TF:           +1-888-902-5522
Fax:          +1-416-572-4202

info@olympuspacific.com
www.olympuspacific.com

The technical information in this press release has been prepared under the supervision of Mr. Rod Murfitt who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM), a “ Competent Person” , as defined in the 2004 Edition of the “ Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve”  and a “ Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Murfitt is a full-time consultant to the Company and is not “ independent” within the meaning of National Instrument 43-101. Mr. Murfitt consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.